Directors' report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2002.

Principal activity

Telstra's principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra's net profit for the year was A$3,661 million (2001: A$4,058 million). This was after:

    deducting income tax expense of A$1,796 million (2001: A$2,236 million); and
    allowing for net losses attributable to outside equity interests in controlled entities of A$11 million (2001: net profit of A$3 million).

Earnings before interest and income tax expense was A$6,216 million, representing a decrease from the prior year's result of A$6,963 million.

Earnings per share decreased from 31.5 cents per share in fiscal 2001 to 28.5 cents per share in the current year. Year on year results have been impacted by acquisitions and specific accounting adjustments in both fiscal 2002 and fiscal 2001 (see below).

Review of operations

Profit before income tax expense for fiscal 2002 has declined from the prior year primarily due to the inclusion of a number of one off items in fiscal 2001. These included:

    the sale of our global wholesale business and certain controlled entities into our 50% owned joint venture REACH Ltd. We recognised 50% of our profit on sale, which amounted to A$852 million in the fiscal 2001 profit before income tax;
    the acquisition of a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (referred to as RWC). At the time of acquisition, we recognised that there was a general decline in the value of telecommunications companies, and based on an independent valuation of our interest, we recognised this decline by writing down our acquisition costs in RWC by A$999 million;
    the once off benefit of A$725 million in other revenue arising from the release of our obligations under the Telstra Additional Contributions (TAC) agreement to the superannuation fund;
    the application of more prescriptive rules on revenue recognition to our financial statements for both Australian and US reporting purposes. (This instruction on accounting treatment is referred to as US Securities and Exchange Commission Staff Accounting Bulletin 101 (or SAB101)). This change had the effect of decreasing our sales revenue by A$779 million and decreasing our direct cost of sales by A$560 million; and
    the sale of our interest in Computershare Limited resulting in a profit before income tax of A$245 million.

During the current year, we have continued to focus on cost control in an environment where there has been modest revenue growth.

Sales revenue increased by A$1,517 million to A$20,196 million due to the fiscal 2001 SAB101 adjustment and:
    continued strong growth in mobile services (A$336 million) and fixed-to-mobile (A$132 million). Partially offsetting this growth was the decline in intercarrier revenues as a result of reduced rates (A$12 million) and a marginal decline in data and internet services (A$42 million);
    continuing impact of our rebalancing initiatives resulting in increased basic access revenue (excluding fiscal 2001 SAB101 adjustment: A$374 million) and decreased local call (A$196 million) and national long distance revenues (A$99 million); and
    the inclusion of revenues from our controlled entities RWC and TelstraClear Limited (A$1,374 million), partially offset by the loss of revenues from the sale of our global wholesale business (A$486 million) in the prior year.

Operating expenses (before borrowing costs) decreased by A$1,332 million to A$14,505 million primarily due to the effect of the one off items previously discussed. Other contributors to the movement in expenses include:

    higher labour expenses resulting from increased restructuring costs charged against profit, largely for the restructure of Network Design and Construction Limited. This was partially offset by lower labour expenses achieved through reductions in staff numbers. Higher labour substitution costs resulting from outsourcing arrangements are included in other expenses;
    an increase in direct cost of sales due to higher network payments resulting from increased volumes of outgoing calls terminating on other carriers' networks, in part offset by the progressive removal of mobile handset subsidies;
    an increase in depreciation and amortisation expense due to continued capital expenditure on our communications plant asset base and ongoing software development;
    a decline in discretionary spending in line with continuing cost reduction initiatives; and
    the consolidation of expenditure from our controlled entities, RWC and TelstraClear Limited.

Our free cash flow increased 35.5% to A$3,840 million (excluding our investment in the Asian ventures in fiscal 2001) after improved cash inflow from our operating activities and a decrease in capital expenditure. Operating capital expenditure declined 20.1% to A$3,491 million following tight control of our capital expenditure program. Investment expenditure (excluding Asian ventures) has remained constant at A$171 million with the major component relating to our additional 8.4% acquisition to give us a controlling interest in TelstraClear Limited (A$40 million).

Normalised results from operations

We have taken the reported results and adjusted for the one off items that have occurred in both fiscal 2002 and fiscal 2001 so that a like for like comparison of results may be made. On a normalised basis:

    sales revenue increased in fiscal 2002 by 1.7% to A$18,769 million, reflecting the continued growth in mobile services and the fixed-to-mobiles business. Total underlying revenue (excluding interest) increased by 1.8%; and
    through the continued implementation of our ongoing cost reduction program, our underlying operating expenses (before depreciation, amortisation and interest) declined by 2.0%. Total underlying expenses (before interest), including equity accounted losses, increased marginally by 0.1% to A$12,410 million.

The underlying earnings before interest and income tax expense increased by 5.0% to A$6,650 million.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra's operations, the results of those operations or the state of Telstra's affairs other than:

    on 1 August 2002, we sold a portfolio of seven office properties nationally for A$570 million. The carrying value of these properties was A$434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling A$518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Dividends

The directors have declared a final dividend for the year ended 30 June 2002 of 11 cents per share (A$1,415 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend is 20 September 2002 with payment being made on 28 October 2002.

During fiscal 2002, the following dividends were paid:
Dividend	Date declared	Date paid	Dividend per share	Total dividend

Final dividend for the year ended 30 June 2001	29 August 2001	26 October 2001	11 cents franked to 100%	A$1,416 million
Interim dividend for the year ended 30 June 2002	6 March 2002	29 April 2002	11 cents franked to 100%	A$1,415 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. This expectation takes into consideration the Business Tax Reform changes to the imputation system effective from 1 July 2002. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to pay dividends depends upon, among other factors, our earnings, government legislation and our tax position.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

    on 28 June 2002, Pacific Century CyberWorks Limited (PCCW) redeemed in full a US$750 million convertible note held by Telstra. The proceeds were then used to acquire PCCW's 40% interest in RWC and to subscribe for a new US$190 million mandatorily converting note. As a result of this transaction, we now own 100% of RWC. Total consideration for this investment amounted to A$992 million; and
    on 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of TelstraClear from 1 December 2001. Property, plant and equipment relating to TelstraClear and consolidated into the Telstra Group was A$818 million as at 30 June 2002. As at 30 June 2001, our consolidated non current assets included A$79 million as an investment in joint venture entities relating to TelstraClear.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

    the likely developments in Telstra's operations; or
    the expected results of those operations in the future.

Details about directors and executives

Retirement of directors

N Ross Adler (appointed October 1996), Malcolm G Irving (appointed July 1997) and Elizabeth A Nosworthy (appointed December 1991) retired from office at the annual general meeting on 16 November 2001. The board thanks the directors for their valuable contribution during their terms of office and welcomes the appointment of new directors.

Information about directors is provided as follows and forms part of this directors' report:

    names of directors and details of their qualifications, experience and special responsibilities are given on pages 113 to 115;
    number of board and committee meetings and attendance by directors at these meetings is provided on page 163;
    details of directors' shareholdings in Telstra are shown on page 124; and
    details of directors' emoluments are given on pages 118 and 119.
Senior executive emoluments

This information is provided on pages 118 to 123 and forms part of this report.

Share options

All existing Telstra compensation-based share and option plans have performance hurdles. If the hurdles are not met there is no vesting entitlement to the shares and options. Telstra expenses the fair value of all share options, performance rights and restricted shares under USGAAP. Consistent with AGAAP, the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When an International Accounting Standard is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, A$285 million has been expensed in the company's USGAAP financial statements in relation to the shares allocated under TESOP 97 and TESOP 99. Share option, performance rights and restricted share plans have given rise to an expense of A$59 million in the USGAAP financial statements since inception. An amount of A$12 million has been expensed in the AGAAP financial statements in relation to only the performance rights and restricted shares. In fiscal 2002, A$47 million was expensed under USGAAP and A$6.5 million under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

Telstra's options and employee share plans are different from other companies in that the Telstra Corporation Act (1991) prohibits the Commonwealth's shareholding falling below 50.1%. In order to fulfil its obligations under the Act and under any option or share plan, the trustee of the plan must purchase actual shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights and restricted shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra's balance sheet as funding is provided to the trustee by Telstra.

From 1 July 2002, Telstra has suspended its option plan. Previously issued options remain outstanding and valid. These will be expensed for AGAAP purposes in accordance with any new accounting standard that is established.

Directors' and officers' indemnity
Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

    the liability is not owed to us or a related body corporate;
    the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and
    the liability does not arise out of conduct involving a lack of good faith. Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

    directors (including past directors);
    executive officers (other than directors) and certain employees generally; and
    employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to board papers and requires Telstra to maintain insurance cover for the directors. The indemnity in favour of employees relating to Telstra sale schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra sale scheme.

Directors' and officers' insurance

Telstra maintains a directors' and officers' insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors' and officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance
 Performance in relation to particular and significant environmental legislation

Telstra's operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

    the impact of the rollout of telecommunications infrastructure;
    site contamination; and
    waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its business in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra's commitment to its customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations we have now taken steps to further formalise our compliance program. Under this compliance program each business unit is working to prepare and implement a work plan setting out how they intend to achieve legal and regulatory compliance in their operations. A Legal and Regulatory Compliance and Risk Report is also being prepared for the Audit Committee every quarter. This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and with information on the significant legal cases in which Telstra is currently involved.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Robert C Mansfield
 Chairman

Ziggy Switkowski
 Chief Executive Officer and Managing Director
 28 August 2002

Directors' meetings

Each director attended the following meetings and board committees during the year as a member of the board or relevant committee:

	Board		Committees
			Audit		Appointments and Compensation
	a	b	a	b	a	b

R C Mansfield (1)	11	11	2	2	2	2
J T Ralph	11	10	4	4	2	2
Z E Switkowski	11	11	-	-	2	2
N R Adler (2)	6	6	2	1	-	-
S H Chisholm	11	10	-	-	-	-
A J Clark (3)	11	11	2	2	-	-
J E Fletcher	11	10	-	-	-	-
B J Hutchinson (3) (4)	5	5	2	2	-	-
M G Irving (2)	6	5	2	2	-	-
C B Livingstone	11	11	-	-	-	-
C Macek (4) (5)	5	5	2	2	-	-
D G McGauchie (6)	11	11	-	-	1	1
E A Nosworthy (7)	6	6	2	2	-	-
W A Owens (4)	5	5	-	-	-	-
J W Stocker (8)	11	10	4	4	-	-

Column a: number of meetings held while a member.
 Column b: number of meetings attended.
 (1) Retired as a member of the audit committee on 11 December 2001.
 (2) Retired as a director and member of the audit committee on 16 November 2001.
 (3) Appointed as member of the audit committee on 11 December 2001.
 (4) Appointed as director on 16 November 2001.
 (5) Appointed as member of the audit committee on 20 February 2002.
 (6) Appointed as member of the appointments and compensation committee on 20 February 2002.
 (7) Retired as a director and chairman of the audit committee on 16 November 2001.
 (8) Appointed as chairman of the audit committee on 11 December 2001.